APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Delivered Inc
Income Statement - unaudited
For the periods ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Delivered Inc
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period		Prior Period	
	31-Dec-21		**31-Dec-20**	
ASSETS				
Current Assets:				
Cash		$16,556.15	$	-
Petty Cash		-		-
Accounts Receivables		100,000.00		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		116,556.15		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	116,556.15	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		180,000.00	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		180,000.00	-
EQUITY			
Capital Stock/Partner's Equity		(63,443.85)	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		(63,443.85)	-
TOTAL LIABILITIES & EQUITY	$	116,556.15	$	-
Balance Sheet Check		-	-

Delivered Inc
Statement of Cash Flow - unaudited
For the period ended 12/31/2021

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income	-	
to Net Cash Flows From Operating Activities:	-	
Depreciation	-	-
Decrease (Increase) in Operating Assets:	-	
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:	-	
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
	-	
CASH FLOWS FROM INVESTING ACTIVITIES:	-	
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
	-	
CASH FLOWS FROM FINANCING ACTIVITIES:	-	
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Ruben Seyde, certify that:

1. The financial statements of Delivered, Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Delivered, Inc included in this Form reflects accurately the information reported on the tax return for Delivered, Inc for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Ruben Seyde*

Name: Ruben Seyde

Title: CEO